UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Departure of Director

Lanvin Group Holdings Limited (the “Company”) hereby announces that Mr. Eric Chan has notified the board of directors of the Company (the “Board”) of his decision to resign from his position as a director of the Company, effective as of June 30, 2025, due to personal reasons.

Mr. Chan’s resignation did not result from any disagreement or dispute with the Company, the Board, or the Company’s management regarding any matter relating to the Company’s operations, policies, or practices.

Following Mr. Chan’s resignation, the Board has determined not to fill the resulting vacancy at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 24, 2025

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
Name:	Zhen Huang
Title:	Chairman